Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following entities comprise the direct and indirect subsidiaries of the Registrant:

Evans Bank, N.A. (United States)

Evans National Financial Services, LLC

The Evans Agency, LLC

Frontier Claims Services, Inc.

Evans National Holding Corp.

Evans National Leasing, Inc.

Evans Capital Trust I (Delaware)

ENB Employers Insurance Trust

The state of or jurisdiction of incorporation or organization (unless otherwise noted) is NY